V. M. Manning & Co., Inc.

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2016
(With Independent Auditor's Report)
and
Supplemental Report on internal Control

December 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-08680

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2016 (MM/DD/YY) AND ENDING 12-31-2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: V. M. Manning Co, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 E. Washington St., Ste B
(No. and Street)

Greenville	SC	29601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nelson B Arrington III — 864-232-8231
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr, Ste 508	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nelson B Arrington III _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of V. M. Manning & Co., Inc. _____ , as of December 31 _____ , 20 16 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

Nelson Arrington

_____
Signature

President
_____
Title

My Commission Expires
June 21, 2026

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
V. M. Manning & Co., Inc.
211 E. Washington Street
Greenville, SC 29601-2835

Report on the Financial Statements

I have audited the accompanying statement of financial condition of V. M. Manning & Co., Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of V. M. Manning & Co., Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of V. M. Manning & Co., Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of V. M. Manning & Co., Inc. financial statements. Supplemental Information is the responsibility of V. M. Manning & Co., Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the   Net Capital Computation, including its

form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 10, 2017

1:58 PM
02/24/17
Accrual Basis

V. M. Manning & Co. Inc.
Statement of Financial Condition
As of December 31, 2016

		Dec 31, 16
ASSETS		
Current Assets		
Checking/Savings		
30-Bank of TR		11,834.38
33-Bank of TR2		10,534.40
40--Schwab Bank Deposit Account		37,680.81
Total Checking/Savings		60,049.59
Other Current Assets		
130--Due from East Broad Tr		870.31
170-Due from Charles Schwab WAM		34,204.35
171-Due from Charles Schwab NBA		50,496.90
Total Other Current Assets		85,571.56
Total Current Assets		145,621.15
Other Assets		
730--Coins		16,245.00
750--Loan to Officer		10,000.00
Total Other Assets		26,245.00
TOTAL ASSETS		**171,866.15**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
3010--Payroll taxes due		
3014--SC Unemp tax	6.00	
3015--Fed Unemp tax	42.00	
3016--Employer FICA w/h	765.00	
Total 3010--Payroll taxes due		813.00
3130--Comm NBA III		
3131--Accrued Comm NIII	10,000.00	
Total 3130--Comm NBA III		10,000.00
3160-Due to Annual Audit		2,250.00
Total Other Current Liabilities		13,063.00
Total Current Liabilities		13,063.00
Total Liabilities		13,063.00
Equity		
5020--Capital Stock		7,500.00
Retained Earnings		161,284.08
Net Income		(9,980.93)
Total Equity		158,803.15
TOTAL LIABILITIES & EQUITY		**171,866.15**

1:55 PM

02/24/17

Accrual Basis

V. M. Manning & Co. Inc.
Statement of Income (Loss)
January through December 2016

		Jan - Dec 16
Income		
6020--Interest Earned		77.90
6030--Realized gain		82.87
6040--Unrealized gains		1,992.03
6090--Comm Mutual Fund		20,821.23
6170--Management Fees		322,198.42
6210--Dividends		314.73
Total Income		345,487.18
Expense		
8050--Audit Fees		4,500.00
8070--Bank Charges		0.84
8120--Communications		1,910.56
8190--Dues & Subscriptions		4,768.88
8270--Group Insurance		26,926.70
8390--Income To Salesmen		
8391--Inside Salesmen	252,712.99	
Total 8390--Income To Salesmen		252,712.99
8410--Insurance		3,812.64
8650--Office Supplies		953.44
8651--Office Expenses		14.05
8660--Payroll Taxes		19,891.80
8670--Postage		286.00
8680--Professional Fees		4,238.06
8720--Rent		15,864.00
8730--Utilities		2,420.05
8760--Regulatory Fees		5,183.11
8810--Salaries		6,000.00
8890--Taxes & License		5,286.77
8940--Travel&Entertainment		698.22
Payroll Expenses		0.00
Total Expense		355,468.11
Net Income		**(9,980.93)**

V. M. Manning & Co. Inc.
Statement of Changes in Financial Condition
January through December 2016

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	(9,980.93)
Adjustments to reconcile Net Income	
to net cash provided by operations:	
130--Due from East Broad Tr	(111.34)
170-Due from Charles Schwab WAM	(1,713.09)
171-Due from Charles Schwab NBA	(8,879.42)
3010--Payroll taxes due:3014--SC Unemp tax	(6.86)
3010--Payroll taxes due:3015--Fed Unemp tax	(162.00)
3013--SC Tax w/h	(261.00)
Net cash provided by Operating Activities	(21,114.64)
INVESTING ACTIVITIES	
720--Securities	33,142.87
730--Coins	(685.00)
Net cash provided by Investing Activities	32,457.87
Net cash increase for period	11,343.23
Cash at beginning of period	48,706.36
Cash at end of period	**60,049.59**

V. M. MANNING & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

| | Common Stock | | Paid-in Capital | | Retained Earnings | Total Stockholder's Equity |
	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2016	7,500	$7,500	-	-	$161,284	$168,784
Net Income	-	-	-	-	($9,981)	($9,981)
Capital Transactions	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	$	$
Balance at December 31, 2016	7,500	$7,500	-	-	$ 151,303	$ 158,803

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

V.M. Manning & Co,, Inc. (the Company) was incorporated in the State of South Carolina effective May 12, 1960. The Company has adopted a calendar year.

Description of Business

The Company, located in Greenville, South Carolina, is a registered investment advisor with the state of South Carolina. The firm is also a brokerage firm which is registered with the Securities and Exchange Commission ("SEC") and a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1) exemption.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Mutual fund commission revenues are recorded by the Company on the date received by the Company.

Depreciation

Depreciation is calculated using the double declining method.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company is not aware of any uncertain tax positions in it tax return.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializing in trades of mutual funds for its individual and institutional customers. The company also manages investment accounts for individuals.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2017 which is the date the financial statement were available to be issued. Based

upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1) by promptly transmitting all customer funds or securities to the custodial firm who maintains the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

As of December 31, 2016, the Company is owed from its employee $10,000.00 on a non-interest bearing, unsecured loan. The Company also leases it office space from a related party.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

As of December 31, 2016, the Company had no other commitments or contingencies

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Automobile	5 years	$ 0
Furniture and equipment	3 – 7 years	46,714
Leasehold improvements	7 years	0
		46,714
Less – accumulated depreciation		(46,714)
Total		$ 0

Depreciation expense was $0 for the year December 31, 2016.

See accountant's audit report

NOTE G – RENT

The rent expense for the year was $15,864.00; the amount paid was for the lease on the office space and parking.

NOTE H – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an assets or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable.

	Level 1	Level 2	Level 3	Total
Money Market	$ -	$ -	$ -	$ -
Securities Owned	-	-	-	-
Coins Owned	-	16,245	-	16,245
Total	$ -	$16,245	$ -	$16,245

Fair values of assets measured on a recurring basis at December 31, 2016 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
12/31/16		
Money Market	$ -	$ -
Marketable Securities	-	-
Coins	16,245	16,245
Total	$16,245	$16,245

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was: interest of $77.90, dividends of $314.73.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
12/31/16		
Money Market	$ -	$ -
Marketable Securities	-	-
Coins	16,245	16,245
Total	$16,245	$16,245

Cost and fair value of money market funds and marketable securities at December 31, 2016 are as follows:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
12/31/16				
Held to Maturity:				
Marketable Securities	-			-
Coins	$12,785	$4,825	$1,365	$16,245
Totals	$12,785	$4,825	$1,365	$16,245

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

NOTE I – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2016

V. M. Manning & Co., Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2016

Computation of Net Capital

Total Stockholder's equity:		$ 158,803.00
Non-allowable assets:		
Prepaid Expenses	0.00	
Other Assets	26,245.00	
Fixed Assets	0.00	
Accounts receivable – other	85,571.00	(111,816.00)
Other Charges		
Other	0.00	
Haircuts	754.00	
Undue Concentration	0.00	(754.00)
Net allowable capital		$ 46,233.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 871.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 41,233.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 13,063.00
Percentage of aggregate indebtedness to net capital	28.25%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2016	$ 46,233.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	(0.00)
Change in Other Haircuts	0.00
NCC per Audit	46,233.00
Reconciled Difference	$ (0.00)

V.M. Manning & Co, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2016

<u>Exemptive Provisions Rule 15c3-3</u>

The Company is exempt from Rule 15c3-3 pursuant to (k)(1).

<u>Statement of Changes in Liabilities Subordinated to the Claims of General Creditors</u>

Balance of such claims at January 1, 2016	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2016	$ -


V. M. Manning & Co., Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2016


Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016 the Company had net capital of $46,233 which was $41,233 in excess of its required net capital of $5,000.00. The Company's net capital ratio was 28.25%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(1)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

V. M. MANNING & CO., INC.



P.O. Box 10389
211 East Washington Street, Suite B
Greenville, South Carolina 29603-0389

Investment Securities Since 1916

February 10, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE December 31, 2016

Dear Mr. Richardson Jr.,

V. M. manning & Co., Inc. and has complied with Exemption Rule 15c3-3 (k) (1), and our business is limited to the following:

A. Investment advisory services
B. Mutual fund retailer on an application way basis; and
C. Municipal Securities broker (doing 529 business)

Nelson Arrington, the president of V. M. Manning & Co., Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Nelson Arrington has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected V. M. Manning & Co., Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (864) 232-9576.

Very truly yours,

V. M. Manning & Co., Inc.

Nelson Arrington

Nelson Arrington
President

Telephone (864) 232-8231

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For the year ended December 31, 2016

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2017

Board of Directors
V. M. Manning & Co., Inc.
211 E. Washington Street
Suite B
Greenville, SC 29601-2835

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) V. M. Manning & Co., Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which V. M. Manning & Co., Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) V. M. Manning & Co., Inc. stated that V. M. Manning & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. V. M. Manning & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about V. M. Manning & Co., Inc. compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
V. M. Manning & Co., Inc.
211 E. Washington Street
Suite B
Greenville, SC 29601-2835

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31, 2016, which were agreed to by V. M. Manning & Co., Inc.. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating V. M. Manning & Co., Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). V. M. Manning & Co., Inc.'s management is responsible for V. M. Manning & Co., Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, V. M. Manning & Co., Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 10, 2017